EXHIBIT 17.1

June 22, 2020

Board of Directors, Major League Football

VIA Email

Regarding:            Resignation of Board Seat, William G Lyons

Good morning:

Today, June 22, 2020 I, William G Lyons, formally submit my resignation from my position as director of Major League Football (MLFB) to be effective on August 1, 2020.

Due to the COVID-19 pandemic, my other businesses have suffered and are requiring all of my time and focus.  I hope to continue my business relationship with MLFB as the production team for the broadcasts.  I am of the belief that this resignation will in no way affect my existing agreement with MLFB, nor the money owed to BDB Entertainment Group.

Thank you for your consideration.

_____________________________

Bill Lyons